FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC
CHANGES TO BOARD AND COMMITTEE COMPOSITION

HSBC Holdings plc (the 'Company') is pleased to announce the appointment of Rachel Duan (51), as an Independent non-executive Director of the Company. The appointment will take effect from 1 September 2021. She will also be appointed as a member of the Group Remuneration Committee and the Nomination & Corporate Governance Committee.

Ms. Duan is a highly regarded and experienced business leader who brings significant Asia and international leadership experience and business acumen to the Board. Most recently, Ms Duan served as Senior Vice President of General Electric (GE) and President & CEO of GE's Global Markets, where she was responsible for driving GE's growth in China, Asia Pacific, India, the Middle East, Africa, and Latin America. She currently serves on the boards of AXA, since 2018, and Sanofi, since 2020, as an independent non-executive director.

Commenting on the appointment, HSBC's Group Chairman, Mark Tucker, said:
"Rachel is an exceptional candidate. I am absolutely delighted to welcome her to the Board. She has extensive knowledge and experience of operating in two of HSBC's most strategically important markets - Hong Kong and mainland China. Her knowledge and experience will further strengthen the Board's discussions and oversight."

The Directors have determined that Rachel Duan is independent. In making that determination, the Directors have concluded that there are no other relationships or circumstances which are likely to affect her judgement and that any relationships or circumstances which could appear to do so were not considered to be material.

The Company further announces that Henri de Castries and Heidi Miller do not intend to seek re-election to the Board at the Company's Annual General Meeting ('AGM') on 28 May 2021. Both Mr de Castries, and Ms. Miller will formally retire from the Board at the conclusion of the AGM.

Ms. Miller's retirement from the Board will mean that she also steps down from her role as Chair of our US subsidiary, HSBC North America Holdings Inc. and will hand over her responsibilities as Chair to Jamie Forese.

The Group Chairman, Mark Tucker, said: "On behalf of the Board, I would like to thank both Henri and Heidi for their outstanding commitment and invaluable contribution to the Board and its Committees. Henri brought extensive financial industry experience and has provided excellent guidance and counsel to the Board and Group Remuneration Committee. Heidi's exceptional senior leadership and banking experience underpinned her significant contribution as Chair of the Group's US subsidiary, and brought invaluable insight to our Group Risk Committee."

In accordance with Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the 'Hong Kong Listing Rules'), the Company confirms that there are no matters which need to be brought to the attention of shareholders of the Company in connection with the retirement of Henri de Castries or Heidi Miller from the Board.

For the purposes of section 430(2B) of the Companies Act 2006, each director will receive their pro rata entitlement to non-executive Director fees for the month of May 2021 and is not entitled to any payments for loss of office.

For and on behalf of
HSBC Holdings plc

Aileen Taylor
Group Company Secretary and Chief Governance Officer

Media enquiries to:

Heidi Ashley
+44 (0) 20 7992 2045
heidi.ashley@hsbc.com

Supplementary Information:
As an Independent non-executive Director, Rachel Duan will not have a service contract with the Company and will be paid total fees of £200,000 per annum pursuant to the Directors' remuneration policy approved by shareholders at the 2019 AGM. The total per annum fees consist of: £127,000 for her role as Independent non-executive Director, £40,000 as a member of the Group Remuneration Committee, £33,000 as a member of the Nomination & Corporate Governance Committee.

Rachel Duan's appointment as a Director of the Company is subject to election by shareholders at the 2022 AGM and annual re-election thereafter. Her initial three-year term will run from her initial election, if successful, until the 2025 AGM.

On 25 April 2018, Rachel Duan was appointed as an independent director of AXA with a term expiring at the 2022 Shareholders' Meeting.

On 28 April 2020, Rachel Duan was appointed as an independent director of Sanofi with a term expiring at the 2024 General Meeting.

Save as disclosed above, Rachel Duan has not held any directorships in any other publicly listed companies, in London, Hong Kong or overseas, during the previous five years and she does not have any relationship with any directors, senior management, substantial or controlling shareholders of the Company. She does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

There are no matters relating to the appointment of Rachel Duan that need to be disclosed pursuant to Listing Rule 9.6.13(2) to (6) of the Listing Rules of the Financial Conduct Authority. Save as disclosed above there is no other information required to be disclosed pursuant to Rule 13.51(2) of the Hong Kong Listing Rules.

Notes to editors:

1. Professional qualifications of Rachel Duan
University of Wisconsin: MBA and Shanghai International Studies University: Bachelor of Science, Economics and International Business.

2. The Board of Directors of HSBC Holdings plc as at the date of this announcement is:
Mark Tucker*, Noel Quinn, Laura Cha†, Henri de Castries†, James Anthony Forese†, Steven Guggenheimer†, Irene Lee†, José Antonio Meade Kuribreña†, Heidi Miller†, Eileen K Murray†, David Nish†, Ewen Stevenson, Jackson Tai† and Pauline van der Meer Mohr†.

* Non-executive Group Chairman
† Independent non-executive Director

3. The HSBC Group
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 64 countries and territories in its geographical regions: Europe, Asia, North America, Latin America, and Middle East and North Africa. With assets of US$2,984bn at 31 December 2020, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 11 March 2021